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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NAVTECH, INC.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
63935 Q 10 0
(CUSIP Number)
Arthur H. Bill, Esq. Foley & Lardner LLP 300 K Street, NW, Suite 500 Washington, DC 20007-5143 (202)672-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 4, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 63935 Q 10 0	13D	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert N. Snyder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 900,000 (includes 100,000 shares underlying options)
BENEFICIALLY OWNED	8	SHARED VOTING POWER 40,000 (represents amount owned by Wyoming Investments Limited Partnership ("Wyoming"), of which the Reporting Person is a General Partner)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 900,000 (includes 100,000 shares underlying options)
PERSON WITH:	10	SHARED DISPOSITIVE POWER 40,000 (represents amount owned by Wyoming of which the Reporting Person is a General Partner)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 940,000 (includes 100,000 options)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 63935 Q 10 0	13D	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew M. Snyder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 53,240
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 53,240
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 63935 Q 10 0	13D	Page 4 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Republic Eletronics Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES	7	SOLE VOTING POWER 345,000 (includes 45,000 shares underlying options)
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 345,000 (includes 45,000 shares underlying options)
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,000 (including 45,000 options)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. 63935 Q 10 0	13D	Page 5 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Finextern S. A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 698,670
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 698,670

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. 63935 Q 10 0	13D	Page 6 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kleber Beauvillain
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES	7	SOLE VOTING POWER 130,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 130,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 63935 Q 10 0	13D	Page 7 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dorothy English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 358,958
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 358,958
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,958
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14		TYPE OF REPORTING PERSON* IN

        The sole purpose of this Schedule 13D Amendment No. 1 is to include certain conformed signatures on the signature page that were not included on the initial Schedule 13D that was filed on Monday, March 14, 2005. In all other respects, this filing is identical to the Schedule 13D as originally filed.

Item 1.     Security and Issuer

        This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (“Common Stock”), of Navtech, Inc., a Delaware corporation (“the “Issuer”). The principal office of the Issuer is 2340 Garden Road, Suite 102, Monterey, California.

Item 2.    Identity and Background.

        (a) – (c), (f) This Schedule 13D is being jointly filed by each of the following persons (each a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

            (i)     Robert N. Snyder, a natural person with a business address at 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland. Mr. Snyder’s principal occupation is Chairman of Cambridge Information Group and he is a citizen of the United States of America.

            (ii)     Andrew M. Snyder, a natural person with a business address at 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland. Mr. Snyder’s principal occupation is Chief Executive Officer of Cambridge Information Group and he is a citizen of the United States of America.

            (iii)     Republic Electronics Corporation was formed under the laws of the State of Virginia and the address of its principal business and principal office is 5801 Lee Highway, Arlington, Virginia. Republic Electronics Corporation is in the business of sales and distribution of software and technology products. Each of the directors and executive officers of Republic Electronics Corporation is a citizen of the United States of America. The business address of each of its executive officers is Republic Electronics Corporation, 5801 Lee Highway, Arlington, Virginia. The name and title of each executive officer and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted by each executive officer and director of Republic Electronics Corporation is set forth on Schedule A attached hereto.

            (iv)     Finextern S.A., is a company formed under the laws of Belgium. The principal place of business and principal office of Finextern S.A. and for each of its directors and executive officers is 38 Avenue des Klauwaerts, 1050 Brussels, Belgium. The name, citizenship as well as the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted by each executive officer and director of Finextern S.A is set forth on Schedule B attached hereto.

            (v)     Kleber Beauvillain, a natural person with a business address at 68 avenue Pernety, 75014 Paris, France. Mr. Beauvillain is a citizen of France and is retired.

            (vi)     Dorothy English, a natural person with a business address at 175 Columbia Street West, Waterloo, Ontario, Canada. Ms. English is a citizen of Canada and is employed as a senior software developer of the Issuer.

        (d)-(e)        Except as set forth on Schedule C, none of the Reporting Persons nor any director or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

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        Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Schedule 13D, each of the Reporting Persons agrees that this Schedule 13D is filed on behalf of such Reporting Person.

        The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.

Item 3.     Source and Amount of Funds or Other Consideration.

        Robert N. Snyder, Andrew M. Snyder, Dorothy English and Kleber Beavillian used personal funds to purchase the shares of Common Stock they each beneficially own in transactions occurring the past and not in connection with or in contemplation of the entering into of the Shareholders Agreement described under Item 6 hereunder. Republic Electronics Corporation and Finextern S.A. used working capital of each of their respective companies to purchase the shares of Common Stock beneficially owned by each of them in transactions occurring the past and not in connection with or in contemplation of the entering into of the Shareholders Agreement described under Item 6 hereunder.

Item 4.     Purpose of Transaction.

        Each of the Reporting Persons has acquired the shares of Common Stock beneficially owned by it, him or her for investment purposes. Subject to and depending upon the availability of prices deemed favorable by the Reporting Person and an evaluation of alternative investments and other factors, the Reporting Persons may choose to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, the Reporting Person may determine to dispose of shares of Common Stock held by, it, him or her in the open market, in privately negotiated transactions with third parties, or otherwise.

        The Reporting Persons have entered into a Shareholders Agreement, dated as of March 4, 2005, relating to the 2,525,868 shares of Common Stock collectively beneficially owned by them. See Item 6 hereunder for a detailed description of the Shareholders Agreement. Other than in connection with the voting arrangements and restrictions on transfer provisions contained in the Shareholders’ Agreement, the Reporting Persons presently do not have plans that would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

9

Item 5.     Interest in Securities of the Issuer.

(a)	As of March 4, 2005, each of the Reporting Persons named in Item 2 beneficially owned the aggregate number and percentage of the shares of Common Stock set forth below.

Reporting Person	No. of Shares	Percent of Class
Robert N. Snyder	940,000	21.2%
Finextern S.A	698,670	15.7%
Dorothy English	358,958	8.1%
Republic Electronics Corp.	345,000	7.9%
Kleber Beauvillain	130,000	2.9%
Andrew M. Snyder	53,240	1.2%

(b)	Each of the Reporting Persons has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the shares listed under Item 5(a), except Mr. Robert N. Snyder and Finextern S.A. Mr. Robert N. Snyder shares the power to vote and to dispose 40,000 shares of Common Stock with Wyoming Investments Limited Partnership (“Wyoming”). Mr. Snyder is a General Partner of Wyoming. Wyoming is organized under the laws of the State of Delaware and its business address as well as the business address of each partner is 7200 Wisconsin Ave., #601, Bethesda, Maryland 20814. The partners of Wyoming are: Robert N. Snyder and Alan Shnapier. None of the partners of Wyoming has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Finextern S.A. shares the power to vote and to dispose 698,670 shares of Common Stock with Mr. Alain Mallart. Mr. Mallart is a citizen of France with a business office at 38 Avenue des Klauwaerts, 1050 Brussels, Belgium. Mr. Mallart has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(c)	Ms. Dorothy English, as disclosed in a Schedule 13D/A filed by Ms. English on January 28, 2005, exercised an option to purchase an aggregate of 260,00 shares and received 153,958 shares from the Issuer in connection therewith following her tender of 106,042 shares as payment of the exercise price. Except for the preceding transaction, the Reporting Persons have not acquired or sold any shares of Common Stock in open market transactions during the 60 day period ended as of March 4, 2005.

10

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by any of the Reporting Persons.

(e)	Not applicable.

        All ownership percentages of the shares of Common Stock reported above are based on 4,432,376 outstanding shares of Common Stock. The number of outstanding shares of Common Stock of the Issuer has been derived from the sum of: (i) 4,278,418 shares of Common Stock outstanding as of November 30, 2004, as disclosed in the Issuer’s Annual Report on Form 10-KSB filed with the SEC on December 20, 2004 for the fiscal year ended October 31, 2004, plus (ii) the Issuer’s issuance of 153,958 shares effective January 25, 2005 in connection with the exercise of options by Ms. Dorothy English.

Item 6.     Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

        The Reporting Persons have entered into a Shareholders Agreement, dated as of March 4, 2005, in order to establish certain voting arrangements and restrictions of transfer regarding the 2,525,868 shares of Common Stock subject to the Shareholders Agreement. Pursuant to the terms of the Shareholders Agreement, the Reporting Persons are entitled to a right of first refusal in the event of the sale of any of the shares subject to the Shareholders Agreement and the Reporting Persons have also agreed, subject to limited exception, to vote in favor of the election to the Issuer’s board of directors of those persons nominated to serve as directors by the Issuer’s board of directors. A copy of the Shareholders Agreement is attached hereto as Exhibit A.

Item 7.     Materials to be Filed as Exhibits.

Exhibit A:	Shareholders Agreement, dated as of March 4, 2005, by and among Robert N. Snyder, Finextern S.A., Dorothy English, Republic Electronics Corp., Kleber Beauvillain and Andrew M. Snyder.

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SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: March 14, 2005

/s/ Dorothy English	/s/ Robert N. Snyder

Dorothy English	Robert N. Snyder
/s/ Kleber Beauvillain	/s/ Andrew M. Snyder

Kleber Beauvillain	Andrew M. Snyder
Finextern S.A	Republic Electronics Corporation
By: /s/ Alain Mallart	By: /s/ Michael W. Ueltzen
Its: Administrateur delegue	Its: President & CEO

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SCHEDULE A – REPUBLIC ELECTRONICS CORPORATION

Executive Officers:
Name/Address	Title
Michael W. Ueltzen	President & CEO
24680 Germania Lane
Aldie, VA 20105
Robert R. Rissland	Executive VP
9309 Leigh Mill Ct.
Great Falls, VA 22066
Hank Fallek	Senior VP & Director of Engineering
8442 Makall Road
Saint Leonard, MD 20685
Howard Seal	CFO
5207 Kimanna Drive
Centreville, VA 20120
George Tyler	VP & General Manager
2656 Quincy Adams Drive
Herndon, VA 20171
Laurie Davidson	Secretary
352 Hillwood Court
Herndon, VA 20170
Directors:
Name/Address	Occupation/Employment
See above; the above listed officers
also act as directors.

SCHEDULE B – FINEXTERN S.A.

Executive Officers:
Name	Title	Citizenship
Alain Mallart	Administrateur delegue	France
Directors:
Name	Occupation/Employment	Citizenship
Alain Mallart	Administrateur delegue of	France
38 Avenue des Klauwaerts	Finextern S.A.
1050 Brussels, Belguim
Danute Krichtopayteete	Commercial manager of	France
38 Avenue des Klauwaerts	Finextern S.A.
1050 Brussels, Belgium
Patrick Leonard	President of a	Mauritius
38 Avenue des Klauwaerts	company organized under the
1050 Brussels, Belgium	laws of France which is
engaged in the domestic
waste management business
in the Indian Ocean area

EXHIBIT A

SHAREHOLDERS AGREEMENT

        THIS SHAREHOLDERS AGREEMENT (this “Agreement”) is made as of the 4th day of March, 2005 (the “Effective Date”), by and among:

•	Robert N. Snyder, a resident of Maryland,

•	Andrew M. Snyder, a resident of New York,

•	Republic Electronics Corporation, a Virginia corporation,

•	Finextern S.A., a Belgian Corporation entity,

•	Kleber Beauvillain, a resident of Paris, France

•	Dorothy English, a resident of Ontario, Canada

(Collectively the “Shareholders”).

RECITALS

    1.        Navtech, Inc., a Delaware corporation (“the “Corporation”), has authorized capital stock consisting of twenty million (20,000,000) shares of common stock, $0.001 par value per share (hereinafter, the “Common Stock”).

    2.        As of the Effective Date, 2,525,868 shares of Common Stock (the “Shares”) are Beneficially Owned (as defined below) by the Shareholders in the amounts set forth on Exhibit A attached hereto.

    3.        The Shareholders are executing this Agreement to establish certain transfer restrictions and voting arrangements relating to the Shares, among other things.

    4.        It is the intention of the Shareholders that only the Shares listed on Exhibit A be subject to the terms and conditions of this Agreement, and that any additional shares of Common Stock acquired by them subsequent to the Effective Date will not be subject to the terms and conditions of this Agreement unless specifically added to the agreement.

        NOW, THEREFORE, the parties hereto intending to be legally bound do hereby agree as follows:

ARTICLE I
DEFINITIONS

        The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.

        “Acceptance Notice” shall have the meaning ascribed in Section 4.3(b) of this Agreement.

        “Affiliate” means, with respect to any Person, any: (i) director, officer, limited or general partner, member or shareholder holding 5% or more of the outstanding capital stock or other equity interests of such Person, (ii) spouse, parent, sibling or descendant of such Person or any trust entered into for the benefit of any of the foregoing and (iii) other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. The term “control” as used in the preceding sentence and throughout this Agreement in connection with a Shareholder, means without limitation, the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

        “Beneficially Owned” and “Beneficial Ownership.” Under this Agreement, “beneficial owner” of a security includes any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (including the power to vote, or direct the voting of, such security), and/or investment power (including the power to dispose of, or direct the disposition of, such security). Furthermore, a Person is deemed to also have “beneficial ownership” of a security of which such Person has the right to acquire at any time within sixty (60) days, including, but not limited to, any right to acquire such security: (i) through the exercise of any option, warrant or right, (ii) through the conversion of any security or (iii) pursuant to the power to revoke or the automatic termination of a trust, discretionary account or similar arrangement.

        “Board of Directors” means the Board of Directors of the Corporation.

        “Charter” means the Amended Certificate of Incorporation of the Corporation in effect as of the Effective Date, as the same may be amended after the Effective Date.

        “Code” means the Internal Revenue Code of 1986, as amended.

        “Common Stock” means the common stock, par value $0.001 per share, of the Corporation as constituted on the date hereof or any shares of common stock resulting from any reclassification of such Common Stock (whether by way of a stock dividend or stock split).

        “Corporation” means Navtech Inc., a Delaware corporation.

        “Effective Date” means March 4, 2005.

        “Fair Market Value” means the average of the bid and asked prices of the Corporation’s Common Stock on the OTC Bulletin Board on a specified trading day or, if the Common Stock is listed on a stock exchange or quoted by NASDAQ, the last sale of the Common Stock published by such exchange or NASDAQ on such day.

        “Joinder Agreement” shall have the meaning ascribed in Article VII of this Agreement.

        “Non-Transferring Shareholder” shall have the meaning ascribed in Section 4.3 of this Agreement.

        “Permitted Transfer” and “Permitted Transferee” shall have the meanings ascribed in Section 4.1 of this Agreement.

        “Person” means an individual, a corporation, an association, a joint venture, a partnership, a limited liability company, an estate, a trust, an unincorporated organization and any other entity or organization, governmental or otherwise.

        “Pro Rata Amount” means with respect to a Non-Transferring Shareholder, the number of the Shares offered for sale by a Selling Shareholder pursuant to Article IV multiplied by the quotient obtained by dividing (i) the number of the Shares held by the Non-Transferring Shareholder by (ii) the aggregate number of Shares held by all Shareholders minus the number of Shares owned by the Selling Shareholder (assuming in each case the conversion or exchange of all securities by their terms convertible into or exchangeable for Common Stock and the exercise of all vested and “in the money” options to purchase or rights to subscribe for Common Stock (including warrants) or such convertible or exchangeable securities).

        “Securities Act” means the Securities Act of 1933, as amended.

        “Selling Shareholder” shall have the meaning ascribed in Section 4.3 of this Agreement.

        “Shareholders” means the individuals and entities listed on Exhibit A attached hereto.

        “Shares” means the shares of Common Stock issued and outstanding and Beneficially Owned by the Shareholders listed on Exhibit A. The Shares shall include, but not be limited to, all shares of Common Stock constituting the Shares that may be issued by reason of any change in the capital structure of the Corporation.

        “Third Party” means, with respect to any Shareholder, any Person that is not (i) a Shareholder, or (ii) an Affiliate of such Shareholder.

        “Transfer” or “Transferred” means any direct or indirect transfer, donation, sale, assignment, pledge, hypothecation, grant of a security interest in or other disposal or attempted disposal of all or any portion of the Shares, whether voluntary or involuntary, and whether during a Shareholder’s lifetime or upon or after his or her death, including but not limited to, any Transfer by operation of law, by court order, by judicial process or by foreclosure, levy or attachment.

        “Transfer Agent” means the transfer agent for the Corporation’s common stock, currently Continental Stock Transfer and Trust Company, 17 Battery Place, New York, NY 10004, or any successor thereto.

        “Transferee” means any Person who is the recipient of a Transfer.

ARTICLE II
SCOPE OF THIS AGREEMENT

        Only the Shares shall be subject to the terms and conditions of this Agreement. The terms and conditions of this Agreement shall apply to any Person who beneficially owns any of the Shares and is listed on Exhibit A attached hereto. Exhibit A may be amended from time to time as appropriate to reflect the addition or removal of Shareholders.

ARTICLE III
TERM AND TERMINATION

    3.1.        Term. This Agreement shall continue in full force and effect from the date hereof through the earliest of the following dates, on which date it shall terminate in its entirety:

        (a)        cessation of the Corporation’s business, whether by a sale of substantially all of its assets, liquidation or otherwise;

        (b)        dissolution of the Corporation;

        (c)        the agreement by holders of at least 66.6% of Shares in this Agreement;

        (d)        if the stock price as listed on the OTC Bulletin Board or NASDAQ stock market exceeds $3.50 per share for more than 10 consecutive trading days.

        (e)        upon the fifth anniversary of the Effective Date.

    3.2.        Effect of Termination of Agreement. Upon termination of this Agreement, the restrictions and obligations set forth herein shall terminate and be of no further effect, except that such termination shall not affect rights perfected or obligations incurred under this Agreement prior to such termination.

ARTICLE IV
RESTRICTION ON TRANSFERS OF SHARES

    4.1.        Restrictions on Transfer. Each Shareholder agrees that he, she or it will not, Transfer all or any portion of the Shares, except in connection with, and strictly in compliance with the conditions of, any of the following:

        (a)        Transfers effected pursuant to Section 4.3, in each case made in accordance with the procedures set forth therein;

        (b)        Transfers by a Shareholder to his or her spouse, children, siblings, parents, or to a trust of which he or she is the trustee for the benefit of such persons, or to an irrevocable trust or family limited partnership, provided the Shareholder controls the voting of the Shares so Transferred either directly or through one or more controlled entities, and providedfurther that any such trust does not require or permit distribution of such Shares during the term of this Agreement, and providedfurther that the Transferee shall have entered into an enforceable Joinder Agreement (as described in 0) providing that all Shares so Transferred shall continue to be subject to all provisions of this Agreement as if such Shares were still held by such Shareholder, except that no further Transfer shall thereafter be permitted hereunder except in compliance with Section 4.3;

        (c)        Transfers upon the death of a Shareholder to his or her heirs, executors or administrators or to a trust under his or her will or Transfers between the Shareholder and his or her guardian or conservator, provided that the Transferee shall have entered into an enforceable Joinder Agreement providing that all Shares so Transferred shall continue to be subject to all provisions of this Agreement as if such Shares were still held by the Shareholder, except that no further Transfer shall thereafter be permitted hereunder except in compliance with Section 4.3; and

        (d)        Transfers by a Shareholder that is a corporation, limited liability company, partnership or other similar type of entity to any Affiliate of such Shareholder, provided that the Shareholder controls the voting of the Shares so Transferred either directly or through one or more controlled entities, and providedfurther that any such Affiliate does not require or permit distribution of such Shares during the term of this Agreement, and providedfurther that the Transferee shall have entered into an enforceable Joinder Agreement providing that all Shares so Transferred shall continue to be subject to all provisions of this Agreement as if such Shares were still held by the Shareholder, except that no further Transfer shall thereafter be permitted hereunder except in compliance with Section 4.3.

        (e)       Permitted Transfer. Any permitted Transfer described in the preceding clauses (b), (c) or (d) shall be referred to herein as a “Permitted Transfer” and the permitted Transferee of each such Permitted Transfer shall be referred to herein as a “Permitted Transferee.” Anything to the contrary in this Agreement notwithstanding, Permitted Transferees shall take any Shares so Transferred subject to all provisions of this Agreement as if such Shares were still held by the transferring Shareholder(s).

    4.2.        Remedies/Penalties for Prohibited Transfers. If a Transfer is made or attempted contrary to the provisions of this Agreement, (a) such purported Transfer shall be void and (b) the Shareholders shall have, in addition to any other legal or equitable remedies which they may have, the right to enforce the provisions of this Agreement by actions for specific performance (to the extent permitted by law). Further, any Shareholder that effectuates a Transfer of any of the Shares to a Third Party in breach of the terms of this Agreement hereby agrees to make, at the time of the consummation of such Transfer, an aggregate payment equal to 30% the Fair Market Value (as of the day such Shares are Transferred) of the Shares so Transferred to the non-breaching Shareholders on a prorate basis.

    4.3.        Right of First Refusal.

        (a)        If at any time a Shareholder desires to sell or otherwise transfer (other than a Permitted Transfer) all or any of the Shares (a “Selling Shareholder”) pursuant to a bona fide offer from a third party or otherwise (the “Proposed Transferee”), such Selling Shareholder shall submit a written offer (the “Selling Shareholder Offer”) to sell such Shares (the “Offered Shares”) to the other Shareholders (the “Non-Transferring Shareholders”). The Selling Shareholder Offer shall contain terms and conditions, including price, no less favorable than those which the Selling Shareholder proposes to sell such Offered Shares to the Proposed Transferee. The Selling Shareholder Offer shall disclose the identity of the Proposed Transferee, the number of Offered Shares proposed to be sold, the terms and conditions, including price, of the proposed sale, and any other material facts relating to the proposed sale. The Non-Transferring Shareholders may purchase up to their Pro Rata Amount of the Offered Shares for the price and upon the other terms and conditions set forth in the Selling Shareholder Offer. The Non-Transferring Shareholders also have a right to arrange the purchase of more than their Pro Rata Amount pursuant to the terms set forth in Section 4.3(c) below.

        (b)        The Selling Shareholder Offer shall remain open and irrevocable for a period of 15 days (the “Acceptance Period”) from the date of its delivery to the Non-Transferring Shareholders. Upon receipt of the Selling Shareholder Offer, Non-Transferring Shareholders may purchase up to their Pro Rata Amount of the Offered Shares, by delivering to the Selling Shareholder a notice (the “Acceptance Notice”) in writing within the Acceptance Period. The Acceptance Notice shall state the number of Offered Shares the Non-Transferring Shareholder desires to purchase. The receipt of the Acceptance Notice shall be deemed to constitute a valid, legally binding and enforceable agreement for the sale and purchase of such Offered Shares.

        (c)        Each Non-Transferring Shareholder shall have a right of oversubscription such that if any Non-Transferring Shareholder fails to accept the Selling Shareholder Offer as to its full Pro Rata Amount, the remaining Non-Transferring Shareholders shall, among them, have the right to purchase up to the balance of the Offered Shares not so purchased. The Non-Transferring Shareholders may exercise such right of oversubscription by accepting the Selling Shareholder Offer for the Offered Shares as to more than their Pro Rata Amount. If, as a result thereof, such oversubscriptions exceed the total number of Offered Shares available in respect of such oversubscription privilege, the oversubscribing Non-Transferring Shareholders shall be cut back with respect to oversubscriptions on a pro rata basis in accordance with their respective Pro Rata Amounts or as they may otherwise agree among themselves. Those Non-Transferring Shareholders who desire to oversubscribe shall so indicate in their Acceptance Notice.

        (d)        If the Non-Transferring Shareholders do not purchase all of the Offered Shares, then the Selling Shareholder may Transfer any or all of the Offered Shares not purchased by the Non-Transferring Shareholders on terms and conditions no more favorable to the bona fide offer from the Proposed Transferee, within 20 days after expiration of the Acceptance Period. If such Transfer is not made within such 20 day period, the restrictions provided for in this Article 4 shall again become effective and the Offered Shares shall continue to be subject to the requirements of a right of first refusal pursuant to this Article IV, and may not be Transferred except in compliance with the provisions of this Article IV. If Offered Shares are Transferred pursuant to this Article IV to any Person, such Person shall execute a Joinder Agreement (as described under Article VII of this Agreement) as a precondition of the Transfer of such Offered Shares and any Offered Shares Transferred to such Person shall continue to be subject to the provisions of this Agreement.

        (e)        Notwithstanding anything contained herein to the contrary, the provisions of this Section 4.3 shall not apply to any Permitted Transfer.

    4.4.        Payment; Closing. At the closing of any purchase of Shares, the Transferee shall pay to the Selling Shareholder or his or her legal representative, the total purchase price to be paid hereunder according to the terms set forth in the Acceptance Notice or other transfer documentation. Sales of such Shares to be Transferred pursuant to this Article IV shall be made at a location agreed upon by the Selling Shareholder and such Transferee within twenty (20) days following the date the Acceptance Notice was received by the Selling Shareholder. At the closing of any purchase of Shares in compliance with the provisions of this Agreement, upon tender by the Transferee of the purchase price, the Selling Shareholder shall deliver to the Transferee certificate(s) for all the Shares being so acquired, as fully endorsed to the Transferee. In addition, Transferee agrees that any shares acquired via provisions of section 4.3 will continue to be subject to all provisions of this agreement and exhibit A will be updated as appropriate.

ARTICLE V
VOTING ARRANGEMENTS

    5.1.        Board of Directors. At the meeting of the Corporation’s shareholders next held following the Effective Date, and at each subsequent meeting of the Corporation’s shareholders during the term of this Agreement at which directors are elected, each Shareholder who holds Shares on the applicable record date for the relevant meeting shall cause all of such Shares to be voted in person or by proxy in favor of the election to the Board of Directors of those persons nominated to serve as directors by the Corporation’s Board of Directors unless all of the Shareholders to this agreement vote their shares in favor of an alternative slate of nominees.

    5.2.        Covenants; Further Assurances. Each Shareholder shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of their obligations under this Agreement. Without limiting the generality of the foregoing, no Shareholder shall (i) enter into any agreement or arrangement if such action would materially impair the ability of such Shareholder to effectuate, carryout or comply with all the terms of this Agreement; or (ii) enter into a voting agreement or grant a proxy or power of attorney which is inconsistent with this Agreement.

    5.3.        Penalties for Violations. Any Shareholder that breaches its obligation to vote its Shares in compliance with Section 5.1 hereby agrees to make, promptly after such breach, an aggregate payment equaling 50% the Fair Market Value (as of the day the breach is determined to have occurred) of the Shares owned by such Shareholder to the non-breaching Shareholders, such penalty payment to be made by the breaching Shareholder to the non-breaching Shareholders on a pro rata basis.

ARTICLE VI
LEGEND ON STOCK CERTIFICATES

    6.1.        Legend on Stock Certificates. Promptly after the execution of this Agreement, each Shareholder shall instruct the transfer agent for the Common Stock to imprint on each stock certificate for the Shares a legend in substantially similar form to the following:

“The shares of Common Stock evidenced by this certificate (the “Shares”) may be transferred only in accordance with the terms of a Shareholders Agreement between certain shareholders of Navtech Inc., dated as of March 4, 2005. The foregoing agreement shall be binding on all heirs, administrators, executors and assignees or successors in interest to any Shareholder.” Any removal of this legend must comply with the terms of that Shareholders Agreement.”

        All certificates for the Shares owned by the Shareholders shall be endorsed with such additional legend referencing the provisions of this Agreement. After the certificates for all shares of Stock have been so endorsed, they shall be returned to the appropriate Shareholders. All certificates for the Shares which are issued or re-issued after the execution of this Agreement shall bear the same endorsement and the holder of the Shares shall execute this Agreement or Joinder Agreement (as described in Article VII). Costs associated with the change in legend shall be borne by each Shareholder.

        It is agreed that Robert N. Snyder is the only Shareholder authorized by this agreement to make the request to the transfer agent to have the legend removed after the provisions of 4.3 Right of First Refusal or 4.2 Remedies/Penalties for Prohibited Transfers have been complied with. Shareholders desiring to have the above legend removed from his or her stock certificate for Shares shall send a request regarding such removal to Robert N. Snyder, who shall promptly forward such legend removal request to the Transfer Agent.

ARTICLE VII
JOINDER

        In the event that the Shares are Transferred in compliance with the terms and conditions of this Agreement to a Person or entity who is not a party to this Agreement, such Person shall, prior to the Transfer of such Shares and as a condition precedent to such Transfer, become a party to this Agreement or execute an agreement and consent to join in and be bound by the terms and conditions of this Agreement (a “Joinder Agreement”), which Joinder Agreement shall be attached to and become a part of this Agreement; and thereafter such Person shall be a party to this Agreement for all purposes. Such Joinder Agreement shall be in the form attached to this Agreement as Exhibit B and made a part hereof and shall be executed by such Person (or such Person’s legal representative if a minor or under a legal disability), and in the case of an entity by the fiduciary who has the authority to execute such document. In the event that any Person disposes of all Shares owned by such Person in compliance with the terms of this Agreement, then in such event that Person shall cease, without the need for any further writing, to be a party to this Agreement, effective on the date of Transfer of all remaining Shares owned by it. The Person executing a Joinder Agreement and thereby agreeing to be bound by the terms of this Agreement shall also be added to Exhibit A.

ARTICLE VIII
MISCELLANEOUS PROVISIONS

    8.1.        Notices; Time. Any and all written notices provided for herein shall be given in writing and delivered by any one of the following means: (i) by U.S. Registered Mail, with first-class postage prepaid, addressed to a Shareholder at the address of the Shareholder as set forth on Exhibit A, (ii) by personal delivery, (iii) by facsimile or electronic mail, with written confirmation of delivery and receipt or (iv) by nationally recognized overnight delivery service (e.g., Federal Express). All periods of time shall begin or end, as the case may be, on the day a notice is personally delivered to any recipient, on the day a written confirmation is received of the complete transmission of the notice by facsimile or electronic mail, or on the date of the mailing by first-class mail, postage prepaid, as provided in this Section. In computing the period of days, the date of personal delivery, the date of receipt of transmission or the date of mailing of a notice shall be included. Any party may waive in writing any notice required to be given pursuant to this Agreement, whether before or after the required notice. Notices will be delivered to the addresses provided for each Shareholder as set forth on Exhibit A.

    8.2.        Invalid or Unenforceable Provisions. If any provision or portion of this Agreement shall to any extent be held invalid or unenforceable in any circumstances, the remainder of this Agreement and the application of such portion or provision to any other extent or in other circumstances shall be valid and enforceable to the fullest extent permitted by law. In addition, the parties hereby agree that if any court determines that any provision or portion of this Agreement is invalid or unenforceable in any circumstance, said provision or portion shall be reformed to the extent necessary to render the portion or provision valid and enforceable, whereupon the parties agree, said provision or portion shall be valid and enforceable by or upon the parties hereto.

    8.3.        Benefit and Burden. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective heirs, personal representatives, successors and assigns, and other legal representatives.

    8.4.        Waivers. No waiver of any provision of this Agreement shall be valid unless it is in writing and signed by the person against whom such provision is sought to be enforced. The failure of any party at any time to insist upon strict performance of any condition, promise, agreement or understanding set forth herein shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same condition, promise, agreement or understanding at a future time.

    8.5.        Power and Authority. Each Shareholder has the legal capacity and all other necessary power and authority necessary to enter into this Agreement and to consummate the transactions contemplated hereby.

    8.6.        Amendment. This Agreement may be amended only by an instrument in writing signed by the holders of a majority of the Shares. Any amendment or waiver so effected shall be binding upon each of the parties hereto and any assignee of such party.

    8.7.        Remedies.

        (a)        If a dispute arises between the parties relating to this Agreement, the parties agree to use the following procedure prior to either party pursuing any legal remedy.

    (i)               A meeting shall be held promptly between the parties, attended by individuals with decision-making authority regarding the dispute, to attempt in good faith to negotiate a resolution of the dispute.

    (ii)               If, within thirty (30) days after such meeting, the parties have not succeeded in negotiating a resolution of the dispute, they agree to submit the dispute to arbitration in accordance with the commercial Arbitration Rules of the American Arbitration Association and to bear equally the costs of the arbitration.

    (iii)               The parties will jointly appoint a mutually acceptable arbitrator, seeking assistance in such regard from the American Arbitration Association if they have been unable to agree upon such appointment within twenty (20) days from the conclusion of the negotiation period.

    (iv)               The parties agree to participate in good faith in the arbitration and negotiations related thereto for a period of thirty (30) days. The non prevailing party in an arbitration action shall be required to pay their own attorney’s fees as well as 50% of the attorney’s fees of the prevailing party.

        Notwithstanding the foregoing, Shareholders have the right to obtain specific performance and any other equitable remedies, as specified in Section 4.2, without having to comply with the arbitration procedures of this Section 8.7. The parties agree that the determination reached pursuant to the arbitration proceeding contemplated by this Section shall be final and binding among the parties involved in the proceeding.

    8.8.        Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware.

    8.9.        Section Headings. The section headings contained in this Agreement are for reference purposes only and do not in any way affect the meaning or interpretation of the text of this Agreement.

    8.10.        Entire Agreement. It is agreed that, as a material consideration for the execution of this Agreement, there are and were no verbal or written representations, agreements or promises pertaining to the subject matter of this Agreement not incorporated in writing in this Agreement. This Agreement supersedes all other agreements by and between the parties relating to the Shares and sets forth all agreements among the parties hereto relating to such shares. To the extent that the terms of this Agreement may conflict with the terms of any option agreements, the provisions of this Agreement shall supersede those terms.

    8.11.        Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute the same document.

    8.12.        Payment. The parties hereto agree that they will reimburse Robert N. Snyder for their pro rata share of the legal fees and expenses charged by legal counsel in connection with the preparation of this Agreement and the preparation and filing of a Schedule 13D with the U.S. Securities and Exchange Commission relating to this Agreement. Such reimbursement shall be made within thirty (30) calendar days of receipt from Mr. Snyder of the bill regarding each Shareholder’s pro rata portion of the fees and expenses.

    8.13.        Recitals. The recitals constitute an integral part of this Agreement.

        [the remainder of this page has been intentionally left blank]

        IN WITNESS WHEREOF, the undersigned Shareholders have hereunto set their hands (and in the case of non-individuals, such Shareholder’s duly authorized officer), all as of the day and year first above written.

WITNESS:	SHAREHOLDERS:
/s/ Barbara Inkellis	/s/ Robert N. Snyder
Name (Print): Barbara Inkellis	Robert N. Snyder
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland
bob@csa.com
301 961 6710
/s/ Andrew M. Snyder
/s/ Barbara Inkellis	Andrew M. Snyder
Name (Print): Barbara Inkellis	7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland
andy.snyder@bowker.com
301 961 6710
Republic Electronics Corporation
5801 Lee Highway
/s/ Chi Luu	Arlington, Virginia
Name (Print): Chi Luu	MWUeltzen@aol.com
703 584 8501
By: /s/ Michael Ueltzen
Its: President & CEO

Finextern S.A.
38 Avenue des Klauwaerts, 38
/s/ Francoise Macq	1050 Brussels
Name (Print): Francoise Macq	Belgium
00 32 2 643 0195
alain.mallart@novaservices.be
By: Alain Mallart
Its: Administrateur delegue
/s/ Jill Montgomery	/s/ Dorothy English
Name(Print): Jill Montgomery	Dorothy English
175 Columbia Street West
Waterloo, Ontario, Canada
Fax: +1 519 747 1003
_______________________________________	/s/ Kleber Beauvillain
Name(Print): __________________________	Kleber Beauvillain
166, rue Pernety
75014 Paris - France
F 33 1 56 54 02 26

EXHIBIT A
HOLDINGS OF EACH SHAREHOLDER INCLUDED IN THE STOCKHOLDERS AGREEMENT

Name	Shares	% Ownership of Shareholders Agreement
Robert N. Snyder	940,000 A	37.2%
Finextern S.A.	698,670	27.7%
Dorothy English	358,958	14.2%
Republic Electronics Corp	345,000 B	13.7%
Kleber Beauvillain	130,000	5.1%
Andrew M. Snyder	53,240	2.1%

Shareholders Agreement	2,525,868	100.0%

A-Includes 100,000 shares underlying warrants

B-Includes 45,000 shares underlying options

EXHIBIT B

AGREEMENT AND CONSENT TO JOIN
IN AND BE BOUND BY THE SHAREHOLDERS AGREEMENT
AMONG
CERTAIN SHAREHOLDERS OF NAVTECH, INC.

        I, ______________________, being the owner of shares of the common stock of Navtech, Inc. a Delaware corporation (the “Corporation”), in consideration of the transfer to me of such shares, and, in consideration of the privileges and protections accorded to me as a party to the Shareholders Agreement, dated March 4, 2005, by and among certain shareholders of the Corporation and in consideration of the mutual covenants and agreements set forth in said agreement, hereby agree and consent to join in as a party to and be bound by the terms and conditions of said Agreement.

_________________________________________
Shareholder Name:

Dated:	______________________________

Witness:

By:	______________________________ Name: _________________________